Exhibit 99.1

Borr Drilling Limited – Announces Pricing of $260 million of 3.50% Convertible Senior Notes due 2033

Hamilton, Bermuda, April 15, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (“Borr Drilling” or the “Company”) today announced the pricing of $260 million in aggregate principal amount senior notes due 2033 (the “Notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The Company has also granted the initial purchasers of the Notes an option to purchase, within a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $40 million aggregate principal amount of the Notes, solely to cover over-allotments, if any, in connection with the offering. The offering is expected to close on or about April 17, 2026, subject to the satisfaction of customary closing conditions.

The Notes will be senior, unsecured obligations of the Company, bear interest at a rate of 3.5% per annum, payable semi-annually, beginning on November 1, 2026, mature on May 1, 2033, and be convertible into the Company’s common shares, cash, or a combination of shares and cash, at the Company’s election. The conversion rate for the Notes will initially equal 125.0000 common shares per $1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately $8.00 per common share. The conversion rate is subject to adjustment upon the occurrence of certain events.

The Notes will be redeemable, in whole or in part (subject to certain limitations), at our option at any time, and from time to time, on or after May 5, 2030 if the last reported sale price of our common shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If we undergo a fundamental change (as defined in the indenture that will govern the Notes), holders may require us to purchase the Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The Company intends to use the proceeds from the sale of the Notes (including any Notes sold pursuant to the initial purchasers’ option to purchase additional Notes, if exercised) to repurchase our existing convertible bonds due 2028 (the “2028 Convertible Bonds”), and for general corporate purposes.

The Company has agreed with certain holders of the 2028 Convertible Bonds to repurchase $195.2 million aggregate principal amount of the 2028 Convertible Bonds for $224.5 million, including accrued interest. The Company expects that holders of the 2028 Convertible Bonds who agree to have their 2028 Convertible Bonds repurchased and who have hedged their equity price risk with respect to such notes (the “hedged holders”) may unwind all or part of their hedge positions by purchasing the Company’s common shares and/or entering into or unwinding various derivative transactions with respect to the Company’s common shares. The amount of the Company’s common shares to be purchased by the hedged holders or in connection with such derivative transactions may be substantial in relation to the historic average daily trading volume of the Company’s common shares. This activity by the hedged holders could increase (or reduce the size of any decrease in) the market price of the Company’s common shares, resulting in a higher effective conversion price of the Notes. The Company cannot predict the magnitude of such market activity or the overall effect it will have on the price of the Notes or the Company’s common shares.

The Notes sold in the offering were only offered and sold to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act by means of a private offering memorandum.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act of 1933, or an exemption from the registration requirements of that act is available.

About Borr Drilling

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Growth Oslo since December 19, 2025 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking statements

This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the offering of convertible notes, the terms thereof and intended use of proceeds including the repurchase of 2028 Convertible Bonds and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the offering of convertible notes and the use of proceeds, and other risks and uncertainties, including those described in our most recent annual report on Form 20-F for the year ended December 31, 2025 and our other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and was published by Magnus Vaaler, CFO in the Company, on the date and time provided herein.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208